ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2007
(Expressed in US dollars unless otherwise noted)	Date of Preparation: April 3, 2008

Preliminary Information

The following Management’s Discussion and Analysis (“MD&A”) of Endeavour Silver Corp. (the “Company”) should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2007, the audited consolidated financial statements for the year ended December 31, 2006 and the audited consolidated financial statements for the ten months ended December 31, 2005 which have been lodged with the Canadian Provincial Securities Regulatory Authorities (*) and the most recent Form 40F which has been filed with the US Securities and Exchange Commission.

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles (“CAD GAAP”), and all dollar amounts are expressed in US dollars unless otherwise indicated.

Caution - Forward Looking Statements: Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.

Cautionary Note to U.S. Investors concerning Estimates of Measured Indicated and Inferred Resources
In this MD&A the terms “measured” and “indicated resources” are used. The Company advises U.S. investors that while such terms are recognized and permitted under Canadian securities rules, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted to proven or probable reserves.

This MD&A also uses the term “inferred resources”. The Company advises U.S. investors that while such term is recognized and permitted under Canadian securities rules, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities rules, estimates of inferred resources may not form part of the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

(*) available at the SEDAR website at www.sedar.com

2007 Highlights

  Increased annual sales by 106% to $32.3 million

  Increased annual production by 58% to 2.1 million oz silver

  Increased proven and probable reserves by 50% to 14.9 million oz

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2007
(Expressed in US dollars unless otherwise noted)	Date of Preparation: April 3, 2008

  Acquired the remaining 49% interest in the Guanacevi Mines project in Durango for $6.8 million in common shares

  Expanded the property holdings at Guanacevi by 74% through the acquisition of options to purchase the El Milache and San Pedro properties

  Completed the installation and commissioning of a larger ball mill at the Guanacevi plant and commenced the next phase of the plant expansion and upgrade program

  Acquired the Guanajuato Mines project (formerly referred to as the Bolanitos Mines project) in Guanajuato for $7.7 million in cash, common shares and warrants

  Commenced mine exploration and underground rehabilitation programs at Guanajuato to access and sample historic reserve blocks

  Drilled a total of 24,000 meters of core in 76 drill holes, testing prospective silver targets in separate project areas

  Extended mineralization at Porvenir mine and discovered three new mineralized zones (Alex Breccia, La Prieta and El Pelayo) at Guanacevi

  Discovered new lead-zinc-copper-gold-silver mineralized vein zone at the El Cometa property within the Parral project in Chihuahua

  Expanded management team with the addition of David Howe, M.Sc. Mining Geology as Vice President, Mexico Operations

  Strengthened the Board of Directors with appointment of Mr. Rex McLennan

  Common shares listed for trading on the American Stock Exchange (symbol “EXK”)

Description of Business

The Company is engaged in the evaluation, acquisition, exploration, development and exploitation of mineral properties. Historically, the business philosophy was to acquire and explore early-stage mineral prospects. In 2002 the Company was re-organized, a new management team was appointed, and the business strategy was revised to focus on acquiring advanced-stage silver mining properties in Mexico.

Management’s decision to focus the Company on silver in 2003 was based on the analysis that the silver price was about to enter into a secular bull market. Since late 2003, the average annual silver price has more than tripled, from $4.88 per oz in 2003, to $6.67 in 2004, to $7.32 in 2005, to $11.55 in 2006 to $13.38 in 2007, including a peak of $15.82 per oz in Q4 of fiscal 2007.

The Company historically financed its operating activities principally by the issuance of common shares. Since 2004, equity financings have facilitated the acquisition and development of the Guanacevi Mines project, a high-grade silver mine and large ore processing plant located in Durango, Mexico. With the consolidation of the Company’s interest in the Guanacevi project, the Company has been able to finance some of its operating activities from production cash flows.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2007
(Expressed in US dollars unless otherwise noted)	Date of Preparation: April 3, 2008

Guanacevi Mines

In May 2004, the Company entered into an option agreements to acquire 100% interest in the outstanding shares of Minera Santa Cruz y Garibaldi SA de CV (“Minera Santa Cruz”), which owns 100% of the producing Santa Cruz silver-gold mine located in Durango, Mexico for $2.5m, with final payment occurring January 28, 2008. On January 28, 2006 the Company completed the acquisition of 51% of the outstanding shares of Minera Santa Cruz on completion of initial cash payments totalling $1,276,000.

In May 2004, the Company entered into option agreements to purchase certain mining concessions and the Guanacevi mineral processing plant, also located in Durango, Mexico. The Company acquired a 51% beneficial ownership interest in these assets on January 28, 2006 on payment of $2,286,000. In 2006, the Company accounted for this acquisition as a purchase of an asset and accordingly reclassified $1,700,000 from mineral properties to plant and equipment. The remaining 49% interest was to be transferred upon completion of the 2008 payment. However in July 2006, the Company acquired 100% shares of the company that owned the plant, Metalurgica Guanacevi, S.A. de C.V. (“Metalurgica”), for $2.5 million comprised of $438,000 and 671,558 units at a market price of CAN $3.53 per unit. Each unit was comprised of one common share and one-quarter of a common share purchase warrant; each full warrant was exercisable to purchase one common share at an exercise price of CAN $3.70 until August 23, 2007.

Under the Minera Santa Cruz option interest agreement the scheduled January 28, 2007 payment of $638,000 was made with 176,201 shares of the Company in lieu of cash.

The Company was able to acquire the remaining shares of Minera Santa Cruz for the final option interest agreement payment of $638,000 due in January 2008, however the Company negotiated an early buy out of the minority shareholders. In May 2007, the Company issued 1,350,000 shares of the Company with a fair market value of $5.04 to acquire the remaining 49% of outstanding shares in Minera Santa Cruz. The settlement price reflects the minority shareholders’ earnings to date, the 2008 option payment and the projected 2007 earnings. The aggregate purchase price of $6.8 million above the non-controlling interest liability, of $4.1 million and the future income tax liability of $1.6m was allocated to mineral properties .

Guanajuato Mines project (formerly referred to as Bolanitos Mines project)

On February 27, 2007 the Company announced that it has acquired the exploitation contracts to the producing Unidad Bolanitos silver (gold) mines and plant located in the northern parts of the Guanajuato and La Luz silver districts in the state of Guanajuato, Mexico. The Company signed a binding initial agreement to purchase the Unidad Bolanitos exploitation rights from Minas de la Luz SA de CV ("MdlL") for $3.4 million, comprised of $2.4 million in cash and $1.0 million in common shares of the Company. On April 30, 2007 the Company completed the acquisition by paying $2.4 million in cash and issuing 224,215 common shares priced at $4.46 per share.

On May 1, 2007 the Company entered into an agreement with two subsidiaries of Industrial Penoles S.A. de C.V. (“Penoles”) to purchase all of the Guanajuato property and plant assets for 800,000 common shares of the Company valued at $4.84 per share and a share purchase warrant that gives Penoles the right to purchase an additional 250,000 common shares at CA$5.50 per share within a two year period. The acquisition was completed on May 30, 2007 and the Company has a 100% interest in the Guanajuato Mines project, free and clear of any royalties.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2007
(Expressed in US dollars unless otherwise noted)	Date of Preparation: April 3, 2008

Operating Performance

Consolidated Production Results

Silver production for 2007 was 2,135,484 ozs compared to 1,352,661 ozs in 2006, an increase of 58%. Plant throughput for 2007 was 291,561 tonnes at an average grade of 319 gpt silver and 0.87 gpt gold as compared to 117,255 tonnes at an average grade of 449 gpt silver and 0.90 gpt gold during the 2006. Silver production was 636,866 ozs in Q4 2007 compared to 369,295 ozs in Q4 2006 an increase of 72%. Plant throughput for Q4, 2007 was 91,251 tonnes at an average grade of 319 gpt silver and 0.85 gpt gold as compared to 33,664 tonnes at an average grade of 426 gpt silver and 0.80 gpt gold during Q4 2006. The increased silver production is attributable to both an increase in plant throughput at Guanacevi and the production from the Guanajuato mine project in the second quarter.

The average silver grade was 29% lower in 2007 compared to 2006 and 25% lower in Q4 2007 compared to Q4 2006 due to lower grades from Guanacevi and the lower silver grade from Guanajuato. Gold grades were higher in Q4, 2007 compared to Q4, 2006 reflecting ore types processed at Guanacevi, offset by the higher gold grades from Guanajuato. The Guanajuato mine has lower silver grades but significantly higher gold grades than the Guanacevi mine.

The average silver recovery rate was 12% lower in 2007 compared to 2006 and 14% lower in Q4 2007 compared to Q4 2006 due to higher manganese contents in the Guanacevi ores, shorter retention times in the Guanacevi leach circuit and the adding of the Guanajuato ore which has a lower silver grade.

The plant throughput rate was 149% higher in 2007 compared to 2006 and 171% higher in Q4 2007 compared to Q4 2006 due to the acquisition of the Guanajuato Mines project, an expansion of the Guanacevi mine labour force and the drawdown of the Guanacevi plant ore stockpiles built up in 2006.

The following table compares 100% consolidated production in 2007 to 100% consolidated production in the 2006 year:

Comparative Table of Consolidated Mine Operations
	Plant T'put	Grade		Recovered ounces		Recoveries
Period	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)
Production 2006 Year: 51% mine ownership January 28, 2006
Q1, 2006	24,805	479	0.95	300,872	503	77.4	66.0
Q2, 2006	27,585	492	1.18	350,087	700	80.3	67.0
Q3, 2006	31,201	404	0.73	332,407	619	81.9	81.8
Q4, 2006	33,664	426	0.80	369,295	671	78.7	50.0
2006	117,255	449	0.90	1,352,661	2,493	80.0	73.0
Production 2007 Year:
Q1, 2007	47,781	427	0.88	490,986	1,020	74.8	75.1
Q2, 2007	58,060	290	0.99	430,248	1,481	74.8	76.4
Q3, 2007	94,469	281	0.80	577,384	1,804	67.8	74.4
Q4, 2007	91,251	319	0.85	636,866	2,122	68.0	80.4
2007	291,561	319	0.87	2,135,484	6,427	70.4	76.8
Q4, 2007 : Q3, 2007	-3%	14%	6%	10%	18%	0%	8%
Q4, 2007 : Q4, 2006	171%	-25%	6%	72%	216%	-14%	61%
YTD, 2007 : YTD, 2006	149%	-29%	-4%	58%	158%	-12%	17%

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2007
(Expressed in US dollars unless otherwise noted)	Date of Preparation: April 3, 2008

Guanacevi Mines

Production

Silver production for 2007 was 1,907,795 ozs compared to 1,352,661 ozs in 2006, an increase of 41%, with gold production of 3,957 ozs compared to 2,493 ozs in 2006, an increase of 59%. Plant throughput for 2007 was 226,295 tonnes at an average grade of 375 gpt silver and 0.70 gpt gold as compared to 117,255 tonnes, at an average grade of 449 gpt silver and 0.90 gpt gold during the 2006. Silver production was 542,789 ozs in Q4 2007 compared to 369,295 ozs in Q4 2006, an increase of 47%, with gold production of 1,126 ozs compared to 671 ozs in Q4 2006, an increase of 68%. Plant throughput for Q4, 2007 was 69,681 tonnes at an average grade of 370 gpt silver and 0.65 gpt gold as compared to 33,664 tonnes at an average grade of 426 gpt silver and 0.80 gpt gold during Q4 2006.

The average silver grade was 16% lower in 2007 compared to 2006 and 13% lower in Q4 2007 compared to Q4 2006 due to processing more manganese oxide material and further dilution in the stopes.

The average silver recovery rate was 13% lower in 2007 compared to 2006 and 18% lower in Q4 2007 compared to Q4 2006 due to higher manganese contents in the Guanacevi ores and shorter retention times in the leach circuit.

The plant throughput rate was 93% higher in 2007 compared to 2006 and 107% higher in Q4 2007 compared to Q4 2006 due to the ball mill being on stream and allowing a higher daily processing rate.

The Company consolidated and commenced to report the Guanacevi operations from January 28, 2006 when 51% of the mine was purchased. The following table for Guanacevi compares 100% production in 2007 to 100% production in the 2006 year:

Comparative Table of Guanacevi Mine Operations
	Plant T'put	Grade		Recovered Ounces		Recoveries
Period	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)
Production 2006 Year: 51% mine ownership January 28, 2006
Q1, 2006	24,805	479	0.95	300,872	503	77.4	66.0
Q2, 2006	27,585	492	1.18	350,087	700	80.3	67.0
Q3, 2006	31,201	404	0.73	332,407	619	81.9	81.8
Q4, 2006	33,664	426	0.80	369,295	671	80.2	50.0
2006	117,255	449	0.90	1,352,661	2,493	80.0	73.0
Production 2007 Year: 100% mine ownership April 1, 2008
Q1, 2007	47,781	427	0.88	490,986	1,020	74.8	75.1
Q2, 2007	40,749	377	0.72	382,377	824	75.9	76.4
Q3, 2007	68,084	342	0.61	491,643	987	65.8	74.5
Q4, 2007	69,681	370	0.65	542,789	1,126	65.4	76.9
2007	226,295	375	0.70	1,907,795	3,957	69.4	75.7
Q4, 2007 : Q3, 2007	2%	8%	7%	10%	14%	-1%	3%
Q4, 2007 : Q4, 2006	107%	-13%	-19%	47%	68%	-18%	54%
YTD, 2007 : YTD, 2006	93%	-16%	-23%	41%	59%	-13%	15%

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2007
(Expressed in US dollars unless otherwise noted)	Date of Preparation: April 3, 2008

Silver production for the year was less than the originally forecasted 2.6 million ounces as production was negatively affected by reduced throughput due to decreased availability related to plant capital projects, decreased silver recoveries due to higher manganese contents and lower ore grades, due to higher than anticipated mine dilution and the processing of lower grade stockpiles. The next phase of plant capital projects should be completed in 2008 and a more rigorous stope sampling, mapping, and supervision process has been instituted at both mining operations in order to reduce mine dilution and increase production grades.

Capital Projects

In 2007, the Guanacevi plant expansion and upgrade program continued with emphasis on improving metal recoveries by installation of a 10½ x 12 foot ball mill, upgrading the performance of the CCD leach, Merrill Crowe precipitation and refinery circuits.

•	Mill Installation	Completed March
•	Agitation refurbishment	Completed May
•	Lined Tailings Pond	Completed July
•	Merrill Crowe	Completed October
•	Silver Refinery	80% Completed
•	Tailings Thickeners	40% Completed

The Guanacevi mine capital projects completed in 2007 included:

•	New mine camp and kitchen
•	Underground pump station
•	Widen Santa Cruz Mine level #6 access to Alex Breccia zone
•	Expand plant electrical substation

Acquisitions

In November 2007, the Company acquired an option to purchase the El Milache properties along the trend of the Santa Cruz silver vein approximately 2 kilometers northwest of the Porvenir Mine, part of the Company’s Guanacevi Mines project. The Company can acquire a 100% interest by paying $50,000 (paid) and issuing 30,000 (issued) shares upon signing the option agreement and paying a further $50,000 after 18 months.

In December 2007, the Company acquired an option to purchase the San Pedro properties located about 6 kilometers northwest of the Company’s operating Porvenir Mine. The Company can acquire a 100% interest in the properties by issuing 120,000 (issued) common shares and 60,000 (issued) warrants to purchase 60,000 shares at $4.69 within a 1 year period and a further 570,776 shares within a 24 month period. The vendor will retain a 1% net smelter royalty on mineral production. In addition, the Company will provide the vendor with up to $400 per meter to advance the Buena Fe adit during the 24 month option period. Any ores produced from this tunnel will be used to repay the Company’s investment, after which the net profits will be shared equally with the vendor.

Exploration

Exploration drilling was halted in Q1, 2007 to allow mine development to proceed and underground drill stations to be cut. Drilling resumed in September 2007 and by year-end, 3,900 meters had been completed in 7 drill holes to extend known mineralization at the North Porvenir and Santa Cruz mines to the northwest.

An aggressive drill program is now underway in 2008 to complete 12,700 meters in approximately 50 drill holes testing 6 target areas, including the newly acquired Milache and San Pedro properties. The focus will be on delineating new silver resources proximal to both current and historic mine workings.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2007
(Expressed in US dollars unless otherwise noted)	Date of Preparation: April 3, 2008

Guanajuato Mines project (formerly referred to as Bolanitos Mines project)

Production

The exploitation right to the Guanajuato Mines project was purchased on May 2, 2007 while the ownership of the properties and plant was obtained May 30, 2007. The Company has continued to mine from existing mineralized material and operate the processing plant during this period to ensure the availability of an experienced work force and to look at processing material from third parties who are mining in the district so that once a new area is identified there will be no delay starting up a new operation. Results are for the eight months ended December 31, 2007.

Silver production for 2007 was 227,689 ozs with gold production of 2,360 ozs. Plant throughput for 2007 was 65,266 tonnes at an average grade of 133 gpt silver and 1.47 gpt gold. Silver production was 94,077 ozs in Q4 2007 with gold production of 886 ozs. Plant throughput for Q4, 2007 was 21,570 tonnes at an average grade of 155 gpt silver and 1.50 gpt gold.

The average silver grade increased through 2007 due to a focus on mining higher grade material and reducing dilution in the stopes.

The average silver recovery rate increased through the year due to an optimization of the plant.

The plant throughput rate was variable through the year due to lower mine development and the focus on higher grade mineralized material.

The following table summarizes the results.

Comparative Table of Guanajuato Mine Operations
	Plant T'put	Grade		Recovered Ounces		Recoveries
Period	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)

Production 2007 Year: Purchased May 2, 2007

Q1, 2007	0	0	0	0	0	0	0.0
Q2, 2007	17,311	120	1.70	47,870	657	71.7	69.4
Q3, 2007	26,385	124	1.29	85,742	817	81.5	74.7
Q4, 2007	21,570	155	1.50	94,077	886	87.7	85.0
YTD 2007	65,266	133	1.47	227,689	2,360	81.5	76.6
Q4, 2007 : Q3, 2007	-18%	25%	16%	10%	8%	8%	14%

Management’s belief that the Guanajuato Mines project possesses excellent exploration potential for the discovery of new mineralized veins and new ore bodies within known but relatively un-explored veins was the underlying reason for the acquisition. There are numerous drill holes that had been drilled by Industrias Penoles that were not followed up on because the mines closed when the silver prices dropped. Various contractors who did mine in the area after Penoles finished mining never put in the capital to develop these areas.

Since acquisition, the Company has compiled the historic surface and underground sample, drill data of Industrias Penoles for the Cebada and Bolanitos mine properties, commenced underground re-sampling of certain historic reserve blocks, identified multiple prospective silver vein targets, and initiated drilling programs on Golondrinas and Cebada to follow up on these and other targets that the Company has developed from this historic and new data.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2007
(Expressed in US dollars unless otherwise noted)	Date of Preparation: April 3, 2008

The Company has re-sampled parts of the historic reserves in order to bring them into compliance with NI 43-101 and as at December 31, 2007 there are 694,000 ounces of silver in NI 43-101 compliant probable reserves which are supported by the 2008 mine plan produced by Endeavour Silver Corp. and reviewed by SRK Consulting (UK) Limited (“SRK”).

Capital Projects

•	Completed phase I tailings pond expansion	Completed July
•	Cebada level 315 clean up	Completed December
•	Cebada level 515 cleanup	Completed early 2008
•	Ascuncion mine dewatering	Completed early 2008

Exploration

A total of 3,600 meters were drilled in 15 holes to test three target areas. Initial drilling results from the 2007 program have outlined a new gold-silver mineralized zone north of the Cebada mine. The Company has launched an aggressive drilling program in 2008, totaling 17,500 meters in approximately 75 holes. The focus will be on delineating new resources within or adjacent to the existing mine workings at Cebada and Bolanitos, as well as exploring new property acquisitions within the district.

Parral project

The Company currently holds an option to acquire a 100% interest in the 20 hectare El Cometa property located on the outskirts of the city of Parral in Chihuahua State, Mexico. In 2006, the Company acquired options to purchase several properties along the Colorada vein system in the Parral district.

Drilling commenced in January 2007 with two drill rigs at the Parral project. Seven prospective targets were tested on four separate properties, totaling 15,800 meters of drilling in 47 holes. The 2007 program wrapped up in July with the announcement of a newly discovered zone of polymetallic vein mineralization on the El Cometa property. Once it became clear that the Company had an emerging discovery on the El Cometa property, the other properties were dropped because the drill results were less encouraging.

In February 2008, the Company acquired an option to purchase the Navegantes silver properties, located approximately 80 kilometers west of the city of Hidalgo de Parral in Chihuahua State, Mexico. The five Navegantes properties cover two historic silver mines, Jorge and San Pedro. The Company can acquire a 100% interest in the Navegantes properties by making $470,000 in escalating cash payments over a 2 year period.

For the Parral project as a whole, a total of 4,300 meters of exploration drilling is budgeted in 2008, including the El Cometa and Navegantes properties.

Reserves and Resources

Proven and probable reserves increased 50% to 14.9 million oz silver at December 31, 2007 from 9.93 million oz silver at December 31, 2006 (notwithstanding the 2007 mine production to the plant plus stockpiles, totaling approximately 2.0 million oz silver).

The updated NI 43-101 reserve and resource estimates to December 31, 2007 include the Company’s three active silver mining and exploration projects in Mexico, the Guanacevi Mines project in Durango State, the Guanajuato Mines project in Guanajuato State and the Parral Exploration project in Chihuahua State.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2007
(Expressed in US dollars unless otherwise noted)	Date of Preparation: April 3, 2008

The updated reserves are additional to the updated resources, both shown in the table below:

Reserves Proven & Probable
		Silver	Gold	Silver	Gold
Category	Tonnes	(gpt)	(gpt)	Ozs contained	Oz

Proven
Guanacevi	82,941	447	0.65	1,192,567	1,724
Total proven	82,941	537	0.93	1,192,567	1,724

Probable
Guanacevi	1,140,933	354	0.61	13,002,592	22,309
Guanajuato	103,000	209	1.40	694,000	4,650
Total probable	1,243,933	342	0.67	13,696,592	26,959

Proven and Probable	1,326,874	349	0.67	14,889,159	28,683

* Cut-off grade for Proven and Probable Reserves is 250 g/t Ag for Guanacevi and 215 g/t Ag-Equivalent for Guanajuato.

Resources Measured and Indicated
		Silver	Gold	Silver	Gold
Category	Tonnes	(gpt)	(gpt)	Ozs contained	Oz	Zn %	Pb%	Cu%

Measured
Guanacevi	15,046	224	0.35	108,524	167	-	-	-
Total measured	15,046	224	0.35	108,524	167	-	-	-

Indicated
Guanacevi	1,187,452	347	0.73	13,248,207	27,928	-	-	-
Guanajuato	42,000	194	2.10	262,000	2,900	-	-	-
Cometa	600,000	39	1.00	752,000	19,000	3.0	2.7	0.16
Total indicated	1,829,452	242	0.85	14,262,207	49,828	3.0	2.7	0.16

Total measured & indicated	1,844,498	349	0.67	14,370,731	49,995	3.0	2.7	0.16

Resources Inferred
		Silver	Gold	Silver	Gold
Category	Tonnes	(gpt)	(gpt)	Ozs contained	Oz	Zn%	Pb%	Cu%

Guanacevi	844,754	313	0.58	8,512,517	15,862	-	-	-
Guanajuato	321,000	218	2.00	2,245,000	21,060	-	-	-
Cometa	1,150,000	39	1.00	1,440,000	37,000	2.5	2.4	0.17

Total inferred	2,315,754	164	0.99	12,197,517	73,922	2.5	2.4	0.17

* Cut-off grade for Indicated and Inferred Resources is 200 g/t Ag for Guanacevi and 215 g/t Ag-Equivalent for Guanajuato. (The cut-off grade for Cometa Resources is 4.5% Zinc-Equivalent, ZnEq % = (Au g/t + Zn % +Pb % + Ag oz/t)

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2007
(Expressed in US dollars unless otherwise noted)	Date of Preparation: April 3, 2008

The Company retained SRK Consulting (UK) Limited (“SRK”), to audit the updated reserves and resources to December 31, 2007 for the Guanajuato and Parral projects. The Qualified Person for reporting the reserves is Mr. Michael Beare, C.Eng, B.Eng (Mining), MIMMM, and employee of SRK. The Qualified Person for reporting the resources is Mr. Martin Pittuck, M.Sc., MIMMM, also an SRK employee.

The Company’s mine and exploration personnel prepared the updated reserves and resources to December 31, 2007 for the Guanacevi project because the combined reserves and resources did not materially change compared to the previous reserve/resource estimate prepared by Micon International Ltd. in April 2007. The Qualified Person for reporting the reserves and resources is Barry Devlin, M.Sc., P.Geo., Vice President Exploration for the Company.

The reserve and resource statements for the Guanacevi, Guanajuato and Parral projects were classified using the definitions and guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum CIM standards on Mineral Resources and Reserves (CIM Standards) and the guidelines of NI 43-101. The Company anticipates receiving the final technical reports and filing them on SEDAR by April 17, 2008.

Selected Annual Information

Selected annual information for the Company for each of the three fiscal periods ended December 31, 2007, December 31, 2006 and December 31, 2005 are as follows:

			Ten Months
	Year Ended	Year Ended	Ended
	December 31,	December 31,	December 31,
	2007	2006	2005

Sales Revenue	$32,319	$15,671	$-

Net loss:
(i) Total	$(12,202)	$(3,948)	$(4,698)
(ii) Basic per share	$(0.27)	$(0.10)	$(0.19)
(iii) Diluted per share	$(0.27)	$(0.10)	$(0.19)

Dividends per share	$-	$-	$-

	December 31,	December 31,	December 31,
	2007	2006	2005
Total assets	$82,151	$62,729	$25,789
Total long-term liabilities	$6,646	$3,922	$-

In 2006 the Company consolidated the operations at the Guanacevi Mines project in Mexico for the first time. As a result 2006 is the first year that Sales Revenue was reported. In 2007, the Company incurred a net loss of $12.2 million. Total assets increased by 32% to $82.2 million primarily as a result of equity issuances. Equity issuances were applied to the buy out of the minority shareholder of the Guanacevi Mines project and to purchase the underlying assets of the Guanajuato Mines project. Cash proceeds were received through the exercise of share purchase warrants and stock options.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2007
(Expressed in US dollars unless otherwise noted)	Date of Preparation: April 3, 2008

Review of Consolidated Financial Results

	Three Months	Three Months
(in US $000s except per share	Ended Dec 31,	Ended Dec 31,	Year Ended	Year Ended Dec
amounts)	2007	2006	Dec 31, 2007	31, 2006

Sales Revenue	$11,018	$6,035	$32,319	$15,671

Cost of mine operations	$8,804	$4,524	$24,335	$9,174
Depreciation and depletion	$1,493	$1,081	$4,682	$2,639
Earnings from mine operations	$721	$430	$3,302	$3,858

Operating earnings (loss)	$(2,807)	$(1,377)	$(12,182)	$(2,964)

(Loss) before tax	$(3,087)	$(276)	$(9,550)	$(1,383)

Net loss after tax:
(i) Total	$(4,236)	$(600)	$(12,202)	$(3,948)
(ii) Basic per share	$(0.09)	$(0.01)	$(0.27)	$(0.10)
(iii) Diluted per share	$(0.09)	$(0.01)	$(0.27)	$(0.10)

Dividends per share	$-	$-	$-	$-

Three months ended December 31, 2007 compared with the three months ended December 31, 2006

The Company realized Mine Operating Earnings of $0.7 million from its mining and milling operations on sales of $11 million for the Quarter ended December 31, 2007. Cost of sales was $8.8 million and depreciation and depletion $1.5 million.

The Operating Loss for the Quarter was $2.8 million after Exploration costs of $1.8 million, General and Administrative costs of $1.4 million and Stock Based Compensation costs of $0.4 million. This compares to an Operating Loss of $1.37 million in the 4thd Quarter 2006.

The Loss Before Taxes for the Quarter was $3.1 million after Foreign Exchange Loss of $0.1 million, a realized gain on marketable securities of $0.2 million, Investment and Other Income of $0.3 million and an Impairment on Commercial Paper of $0.7 million. This compares to a Loss Before Taxes of $0.3 million after Foreign Exchange Gains of $0.9 million and Investment and other income of $0.2 million in the corresponding 3rd Quarter of 2006.

The Company incurred a Net Loss for the Quarter of $4.2 million after Income Tax Provision of $1.1 million compared to a loss of $0.6 million in the 3rd Quarter of 2006.

Year ended December 31, 2007 compared with the year ended December 31, 2006

The Company realized Mine Operating Earnings of $3.3 million on sales of $32.3 million for fiscal 2007 as compared to Mine Operating Earnings of $3.9 million on sales of $15.7 million in fiscal 2006. Cost of sales was $24.3 million and depreciation and depletion $4.7 million in 2007 as compared to cost of sales of $9.2 million and depreciation and depletion of $2.6 million in 2006.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2007
(Expressed in US dollars unless otherwise noted)	Date of Preparation: April 3, 2008

The Operating Loss for the year was $12.2 million after Exploration costs of $6.0 million, General and Administrative costs of $4.8 million and Stock Based Compensation costs of $4.7 million. This compares to an Operating Loss for 2006 of $3.0 million after Exploration of $0.4 million, General and Administrative costs of $3.0 million and Stock Based Compensation costs of $3.4 million.

The Loss Before Taxes for 2007 was $9.6 million after Foreign Exchange Gain of $2.4 million, a realized gain on marketable securities of $0.7 million, Investment and Other Income of $0.9 million and an Impairment on Commercial Paper of $1.3 million. This compares to a Loss Before Taxes of $1.4 million after Foreign Exchange Gains of $0.5 million and Investment and other income of $1.0 million in 2006.

The Company incurred a Net Loss for year of $12.2 million after Income Tax Provision of $1.2 million compared to a loss of $3.9 million after an Income Tax Provision of $1.4 million in 2006.

The following table presents selected financial information of the Company for each of the last eight quarters ended December 31, 2007:

Summary of Quarterly Results

	Dec 31, 2007 Period End				Dec 31, 2006 Period End
(in US$000s
except per share amounts)	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31

Total Revenues	$11,018	$7,686	$6,385	$7,230	$6,035	$2,805	$4,550	$2,281

Net income (loss):
(i) Total	$(4,236)	$(3,914)	$(2,258)	$(1,850)	$(600)	$(153)	$(1,494)	$(1,701)
(ii) Basic per share	$(0.09)	$(0.08)	$(0.05)	$(0.05)	$(0.01)	$-	$(0.04)	$(0.05)
(iii) Diluted per share	$(0.09)	$(0.08)	$(0.05)	$(0.05)	$(0.01)	$-	$(0.04)	$(0.05)

In 2005, the Guanacevi Mines project was under option and was accounted for as an interest in mineral properties. From January 28, 2006, when 51% ownership was attained, the project was accounted for using the purchase method of accounting and consolidated into the financial results. Selected information in the 2006 Comparative year has been restated for the change in accounting policy to expense exploration cost as incurred.

In 2006, the revenue trend reflects higher sales proceeds achieved particularly in the September and December Quarters from higher metal prices. Costs increased in the 4th Quarter 2006 due to an increase in labour costs at the Guanacevi Mines project as the mine moved from contract to employee labour. In addition, a provision of $0.4 million was recorded in the 4th Quarter to reflect estimates of additional employee related taxes payable for the Mexican operations in 2006.

In the 1st Quarter 2007 higher production and higher sales proceeds reflects the commissioning of the 800 tpd ball mill in late February. The higher loss for the 1st Quarter 2007 reflects higher earnings from Mine Operations offset by a higher Non Controlling Interest share in subsidiary profits, higher General and Administration costs, lower Stock Based Compensation costs and higher Exploration costs, which were written off as incurred.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2007
(Expressed in US dollars unless otherwise noted)	Date of Preparation: April 3, 2008

In the 2nd Quarter 2007 production and revenue were adversely impacted by the processing of lower head grade ore from Guanacevi partially offset by the initial contribution of Guanajuato. The higher loss for the 2nd Quarter 2007 reflects lower earnings from Mine Operations, Exploration costs and the required costing of non-cash Stock Based Compensation.

In the 3rd Quarter 2007 sales were higher from higher metal production partially offset by lower realized metal prices. The higher loss in the 3rd Quarter 2007 reflects higher Mine Operating costs and increased Depreciation.

In the 4th Quarter 2007 the Company realized higher production and revenue due to higher grade ore processed during the quarter and a higher silver price. The higher loss for the 4th Quarter 2007 reflects additional exploration and labour costs.

Cash Costs (Non-GAAP Measure)

Cash cost per oz is a non-GAAP measure used by the Company as a measure of operating performance and widely reported in the silver and gold mining industry as a benchmark of performance, but does not have standardized meaning. Cash operating cost per oz of silver is calculated net of gold credits and royalties.

The consolidated cash operating cost of silver produced in fiscal 2007 was $9.38 per oz. The cash cost of silver produced at Guanacevi was $8.16 per oz and at Guanajuato $20.06 per oz.

The consolidated cash cost per oz of silver produced in the 4th Quarter 2007 was US$11.09, slightly higher than the 3rd Quarter 2007 cash cost of $10.64, but substantially higher than the $5.45 cash cost per oz produced in the 1st quarter 2007.

The higher cash costs in Q2, Q3 and Q4, 2007 are attributed to a combination of falling productivity and metal recoveries at the Guanacevi plant due to delays in the plant upgrade projects, lower production grades at Guanacevi due to mine dilution and the processing of lower grade stockpiles, lower silver recoveries due to higher manganese contents and lower leach circuit retention times at Guanacevi, the consolidation of the newly acquired but higher cash cost Guanajuato Mines project and rising operating costs of labour, fuel, power, parts, equipment, supplies etc.

For both Guanacevi and Guanajuato, the Company has been temporarily incurring additional operating costs as we implement our expansion and upgrade programs. The plant upgrade projects at Guanacevi are starting to have a positive impact on operations. The cash cost per oz at Guanacevi for the 4th Quarter 2007 was $7.45 per oz for the quarter compared to $10.31 in the 3rd Quarter 2007. The mine expansion projects at Guanajuato are also starting to have a positive impact as mine output rose in the 4th quarter compared to the 3rd quarter.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2007
(Expressed in US dollars unless otherwise noted)	Date of Preparation: April 3, 2008

Reconciliation of cash operating cost per oz to cost of sales:

Consolidated

(in US $000s except ozs		Three Months	Three Months	Three Months	Three Months
produced/payable and cash	Year Ended	Ended Dec 31,	Ended Sep 30,	Ended June 30,	Ended Mar 31,
cost/oz)	Dec 31, 2007	2007	2007	2007	2007

Cost of Sales	$24,335	$8,759	$6,917	$5,092	$3,567
Add/(Subtract):
Royalties	$(787)	$(211)	$(191)	$(194)	$(191)
Change in Inventories	$131	$(289)	$518		$(98)
By-Product gold sales	$(3,934)	$(1,309)	$(1,199)	$(799)	$(627)
Cash Operating Costs	$19,745	$6,950	$6,045	$4,099	$2,651

Ozs Produced	$2,135,484	$636,866	577,381	430,251	490,986
Ozs Payable	$2,105,021	$626,734	568,177	424,034	486,076

Cash Cost Per Oz US$ *	$9.38	$11.09	$10.64	$9.67	$5.45

Guanacevi Mines

(in US $000s except ozs		Three Months	Three Months	Three Months	Three Months
produced/payable and cash	Year Ended	Ended Dec 31,	Ended Sep 30,	Ended June 30,	Ended Mar 31,
cost/oz)	Dec 31, 2007	2007	2007	2007	2007

Cost of Sales	$18,717	$5,383	$5,397	$4,370	$3,567
Add/(Subtract):
Royalties	$(742)	$(211)	$(191)	$(149)	$(191)
Change in Inventories	$131	$(289)	$518	$-	$(98)
By-Product gold sales	$(2,700)	$(880)	$(704)	$(489)	$(627)
Cash Operating Costs	$15,406	$4,003	$5,020	$3,732	$2,651

Ozs Produced	$1,907,795	$542,789	491,643	382,377	490,986
Ozs Payable	$1,888,717	$537,361	486,726	378,554	486,076

Cash Cost Per Oz US$ *	$8.16	$7.45	$10.31	$9.86	$5.45

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2007
(Expressed in US dollars unless otherwise noted)	Date of Preparation: April 3, 2008

Guanajuato Mines Project

(in US $000s except ozs		Three Months	Three Months	Three Months	Three Months
produced/payable and cash	Year Ended	Ended Dec 31,	Ended Sep 30,	Ended June 30,	Ended Mar 31,
cost/oz)	Dec 31, 2007	2007	2007	2007	2007

Cost of Sales	$5,618	$3,376	$1,520	$722	$-
Add/(Subtract):
Royalties	$(45)		$-	$(45)
Change in Inventories	$-	$-	$-	$-
By-Product gold sales	$(1,234)	$(429)	$(495)	$(310)	$-
Cash Operating Costs	$4,339	$2,947	$1,025	$367	$-

Ozs Produced	$227,689	$94,077	85,738	47,874	0
Ozs Payable	$216,305	$89,373	81,451	45,480	0

Cash Cost Per Oz US$ *	$20.06	$32.97	$12.58	$8.07	$0.00

* Based on payable silver production attributable to cost of sales.

Note: The cash cost calculation disclosed for previous quarters did not include an adjustment from cost of sales for royalties. This change is to bring the Company’s disclosure in line with industry standards.

Cash costs at Guanajuato have been very high because a) after closing the acquisition, management elected to offer employment to most of the prior operating personnel necessary to produce at capacity but b) most of the historic reserve blocks scheduled for production were not only low grade but also needed a substantial amount of underground cleanup or redevelopment work which c) reduced the total tonnes of mineralized material mined daily but increased the operating costs per tonne and d) excessive mine dilution resulted in lower than anticipated mineralized material grades which also drove the cash cost per oz higher. In addition, management initiated numerous safety upgrades in the mines and shafts that took them out of service periodically thereby reducing mine production while increasing mine costs.

Cash costs are expected to come down to more reasonable and economic levels when the Guanajuato operation startup phase is completed. Management anticipates that the mine and shaft cleanup, redevelopment and safety upgrade work will be largely completed in Q2 2008 thereby allowing for steady state production in the second half of 2008 at a rate of about 250 tpd or half the plant capacity. As soon as newly discovered, higher grade mineralized zones (such as the recent 3785 zone for example) are fully explored and assessed, management intends to add them to the mineplan which should allow production to rise to the 500 tpd plant capacity in 2009.

Liquidity and Capital Resources

Operating activities used $2.4 million in 2007 compared to generating $1.8 million in 2006. The major impacts from the recorded loss of $12.2 million were non cash charges for depreciation of $4.7 million, stock-based compensation of $4.7 million, non-controlling interest of $1.5 million, impairment of asset backed commercial paper of $1.3 million, future income tax expense of $0.3 million, a gain on marketable securities of $0.7 million, an unrealized foreign exchange gain of $0.4 million and in working capital $1.6 million.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2007
(Expressed in US dollars unless otherwise noted)	Date of Preparation: April 3, 2008

Investing activities in 2007 used $22.7 million as compared to $14.1 million in 2006. The investments in property, plant and equipment was $17.6 million compared to $10.8 million in 2006 and $5.2 million in investments compared to Nil in 2006. The $5.2 million in investments is the amount of Asset Backed Commercial Paper “ABCP’s” that was previously classified as cash equivalents but now classified as long term investments. The Company received proceeds from the sale of marketable securities of $2.5 million and invested $1.6 million during the year in marketable securities.

As at December 31, 2007, the Company’s share capital was $87.5 million representing 48,982,146 common shares as compared to $63.4 million representing 42,373,988 common shares at December 31, 2006. Financing activities through the issue of shares raised $9.8 million in 2007 compared to $28.8 million in 2006. During 2007, the Company issued 727,000 common shares relating to share purchase options exercised for gross proceeds of $1.7 million and issued 3,038,222 common shares relating to share purchase warrants exercised for $8.2 million, issued 142,520 common shares for share appreciation rights on 245,000 underlying share purchase options and issued 2,700,416 common shares were issued on the acquisition of mineral properties.

The cash and cash equivalents balance decreased from $31.9 million at December 31, 2006 to $16.6 million at December 31, 2007. Cash and cash equivalents decreased by $15.3 million during 2007 primarily as a result of the share issues, property plant and equipment expenditures, and investments. Working capital was $25.3 million at December 31, 2007.

As at December 31, 2007, the Company had 4,089,400 options to purchase common shares outstanding with a weighted average exercise price of CAD$3.28 and had 310,000 share purchase warrants outstanding with a weighted average exercise price of CAD$5.34.

The following table contains selected financial information of the Company’s liquidity:

	As at	As at
(in US $000s)	Dec 31 2007	Dec 31, 2006

Cash and cash equivalents	$16,577	$31,870
Working capital	$25,365	$38,362

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2007
(Expressed in US dollars unless otherwise noted)	Date of Preparation: April 3, 2008

Contractual Obligation

The following table lists as of December 31, 2007 information with respect to the Company’s known contractual obligations.

	Payments due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Capital (Finance) Lease Obligations	Nil	Nil	Nil	Nil	Nil
Operating Lease Obligations	$1,056,000	$264,000	$792,000	Nil	Nil
Exploration Obligation	$400,000	$200,000	$200,000	Nil	Nil
Purchase Obligations	Nil	Nil	Nil	Nil	Nil
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under Canadian GAAP	$1,578,000	Nil	$680,000	Nil	$898,000
TOTAL	$3,034,000	$464,000	$1,672,000	Nil	$898,000

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Transactions with Related Parties

The Company shares common administrative services and office space with related party companies and from time to time will incur third party costs on behalf of the related parties on a full cost recovery basis.

During the course of the period the Company paid $95,000 in performance bonus compensation to terminated employees who are now employees of a company with common directors and management.

During the course of the period the Company paid $177,000 in consulting fees to a company with common directors and management.

The Company has paid $130,000 for legal services from a legal firm with common management.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2007
(Expressed in US dollars unless otherwise noted)	Date of Preparation: April 3, 2008

As at December 31, 2007 the Company holds marketable securities purchased for $279,000 of a public company with common directors and management that has a market value of $135,000.

On December 31, 2007, the Company signed option agreements with Aztec Metals Corp. (“Aztec”), a non-public company with common directors, whereby Aztec has the right to acquire unexplored properties (Rio Chico and Matehuala) for a cash payment of $63,000 and issuance of 533,333 shares in Aztec. The cash payment and common shares were received subsequent to year end. To exercise the option on the Rio Chico properties Aztec will pay to Endeavour $100,000 and deliver a signed silver participation contract prior to September 30, 2008. To exercise the option on the Matehuala property, Aztec will pay to Endeavour $43,000 and deliver a signed silver participation contract prior to June 30, 2008

Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course or as herein disclosed, before the board of directors for consideration.

Critical Accounting Estimates

The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates relate to the determination of mineralized reserves, impairment of long-lived assets, determination of asset retirement obligations, valuation allowances for future income taxes and assumptions used in determining the fair value of non-cash based compensation.

Mineralized reserves and impairment on long lived assets

Management periodically reviews the carrying value of its mineral properties with internal and external mining related professionals. A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of reserves, anticipated future prices, anticipated future costs of exploring, developing and operating a producing mine, expiration term and ongoing expense of maintaining leased mineral properties and the period for properties with unproven reserves. However, properties which have not demonstrated suitable mineral concentrations at the conclusion of each phase of an exploration program are reevaluated to determine if future exploration is warranted and their carrying values are appropriate.

If an area of interest is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are charged against operations in the period of abandonment or determination that the carrying value exceeds its fair value. The amounts recorded as mineral properties represent costs incurred to date and do not necessarily reflect present or future values.

The accumulated costs of mineral properties that are developed to the stage of commercial production are amortized using the units of production basis using proven and probable reserves (as defined by National Instrument 43-101). Plant and equipment are recorded at cost and are amortized using the straight-line method at rates varying from 5% to 30% annually.

Asset retirement obligations

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognized the present value o\of liabilities for reclamation and closure costs in the period in which they are incurred. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the accretion of discount3ed underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2007
(Expressed in US dollars unless otherwise noted)	Date of Preparation: April 3, 2008

Future income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward. Future tax assets and liabilities are measured using substantively enacted or enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount. The future income tax provision also incorporates management’s estimates regarding the utilization of tax loss carry forwards, which are dependent on future operating performance and transactions. Please refer to Note 16 of the Company’s consolidated financial statements for a detailed description of our future income tax provision.

Stock-based compensation

The Company has a share option plan which is described in Note 13(c) of the Company’s consolidated financial statements. The Company records all stock-based compensation for options using the fair value method. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model, with expected volatility based on historical volatility of our stock. We use historical data to estimate the term of the option and the risk free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant.

Changes in Reporting Currency, Accounting Policies and Changes in Accounting Policies

Change in functional and reporting currency

Prior to January 1, 2007, the Company’s operations were measured in Canadian dollars and the consolidated financial statements were express in Canadian dollars. Effective January 1, 2007, the US dollar was adopted as the unit of measurement of the Company’s operations which reflects significant operational exposure to the US dollar, the predominately US dollar asset and investment base of the Company and the transition from an exploration company to a mine operator. Concurrent with this change in functional currency, the Company adopted the US dollar as its reporting currency. In accordance with Canadian generally accepted accounting principles, the Company is required to restate all amounts presented for comparative purposes into US dollars using the current rate method whereby all revenues, expenses, and cash flows are translated at the closing rate in effect at the end of these periods. Equity transactions have been translated at historic rates, the resulting net translation adjustment has been credited to comprehensive income.

The Company’s Significant Accounting policies are described in Note 3 to the Consolidated Financial Statements.

Changes in Accounting Policies introduced during the year are recorded in detail in Note 4 of the Financial Statements.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2007
(Expressed in US dollars unless otherwise noted)	Date of Preparation: April 3, 2008

Financial Instruments and Other Instruments

The Company’s financial instruments as of December 31, 2007 consisted of cash and cash equivalents, accounts receivable, marketable securities, accounts payable and accrued liabilities and long-term investments. The fair value of these instruments approximates their carrying value, however, due to the unavailability of an active market for our ABCP investments, their carrying value reflects management’s best estimate of their underlying fair value (see Note 10 to our consolidated financial statements for further details). There were no off balance sheet financial or other instruments.

Cash and cash equivalents included short-term, highly liquid investments placed with major Canadian banks that mature within three months of their purchase date so that these investments do not expose the Company to significant interest rate risk.

The Company does not use derivative or hedging instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

Outlook

In 2008, the Company expects to increase its silver production, reserves and resources for the fourth consecutive year. Like 2007, production in the first two quarters should be relatively flat as the focus will be on completing the various mine and plant capital improvements. However, after completing these projects production should rise significantly in the second half of the year. Safety and the environment are important issues for the Company and are always taken care of first at our operations.

At Guanacevi, the Company plans to boost the tonnage mined by having a contractor developing the new Alex Breccia mine, pushing development to the north Porvenir area and developing ramp access to the Santa Cruz mine. Emphasis will continue to be placed on minimizing mine dilution so as to enhance the ore grade delivered to the plant. In the plant, several capital expansion and upgrade projects will be completed that should facilitate an increase in metal recoveries. In particular, the expanded agitation leach circuit, completion of the thickeners, and refinery will be completed during the second quarter and the refurbished flotation circuit are anticipated to take effect in the fourth quarter.

Exploration drilling has resumed with renewed vigour at Guanacevi, both underground at the Porvenir mine as well as on surface at the newly acquired Milache and San Pedro properties. The Company is planning on completing almost 13,000 meters of drilling in the Guancevi district on its properties and therefore targeting an increase in resources and reserves as a result.

At Guanajuato, safety is determining the action plan for the operations. The shafts are being upgraded to North American safety standards so production is expected to be low for the first and second quarters and then mine tonnage is forecast to jump in the second half of the year. Mineralized material grades have already risen in response to the grade and dilution control programs instituted last year. Minor improvements are scheduled for the plant but metal recoveries are not expected to improve as they are already above the target recoveries. The plant has some upgrading of the crushing circuit planned and an increase in the tailings pond will be completed in the second quarter.

Exploration at Guanajuato is focused on drilling around the Golondrinas, Bolanitos and Cebada mines to expand resources and reserves. The Company has planned 17,000 meters of drilling from surface and underground. The initial focus is to firm up the resources already known and then explore for a new deposit using the same plan that was used at Guanacevi in 2004.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2007
(Expressed in US dollars unless otherwise noted)	Date of Preparation: April 3, 2008

At Parral, the evaluation of the Cometa project will be completed in the second quarter so that a decision can be made how to proceed with this new base and precious metal discovery. Exploration will continue at Arroyo Seco in the second and third quarters of 2008.

The Company will continue to evaluate acquisitions particularly in each of the districts that it is working and in other parts of Mexico to continue its growth.

Subsequent Events

In February 2008 the Company acquired an option to purchase the Navegantes silver properties, located approximately 80 kilometers west of the city of Hidalgo de Parral in Chihuahua State, Mexico. The Company can earn a 100% interest in the properties by making $470,000 is escalating cash payments over a 2 year period.

Subsequent to December 31, 2007, the Company issued to various employees a total of 473,000 stock options with a weighted-average exercise price of CAD$3.95.

Outstanding Share Data

As of April 3, 2008, the Company had the following items issued and outstanding:

  49,026,146 common shares
  4,368,400 options to purchase common shares with a weighted average exercise price of CAD$3.94 expiring between January 14, 2009 and March 31, 2013.
  310,000 share purchase warrants with a weighted average exercise price of CAD$5.34 expiring between January 8, 2009 and May 30, 2009.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company’s officers and management are responsible for establishing and maintaining disclosure controls and procedures for the Company. Disclosure controls and procedures are designed to provide reasonable assurance that material information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) as is appropriate to permit timely decisions regarding public disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Management conducted an evaluation, including the CEO and CFO, of the effectiveness of the Company’s disclosure controls and procedures pursuant to Rule 13a -15(b) of the Exchange Act. Based upon that evaluation, and in light of the Company’s material weaknesses in internal controls over financial reporting described below, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were not effective as of the end of the period covered by this report due to the material weaknesses in the Company’s internal controls over financial reporting.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2007
(Expressed in US dollars unless otherwise noted)	Date of Preparation: April 3, 2008

Management’s Report on Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Exchange Act). A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that, as of December 31, 2007, the Company did not maintain effective internal control over financial reporting due to the material weaknesses described below.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

(1) Control Environment

The Company’s control environment did not sufficiently promote effective internal control over financial reporting throughout the organization. Specifically, the Company did not define nor communicate authority limits for entering into or approving contracts, making capital expenditures, or approving invoices for purchases, or develop policies and procedures to address the risk of management override. This applied to both the Canadian head office and Mexican operations. Further, the Company did not define nor communicate guidelines regarding investments in marketable securities. None of these control deficiencies by themselves directly resulted in a misstatement to the financial statements, however, deficiencies in the control environment are pervasive in nature and this material weakness was a contributing factor in other material weaknesses described below.

(2) Information & Communication

The Company did not maintain adequate controls to facilitate the flow of information used in financial reporting throughout the organization. Specifically, the Company did not effectively communicate employees’ duties over financial reporting. In addition, the Company does not have effective controls over the translation of all contracts and communication of them to appropriate personnel for consideration of financial reporting implications, in particular commitments and contingencies and mineral property acquisition costs. These control deficiencies did not result in adjustments to the financial statements, however, they are pervasive in nature and create a reasonable possibility that a material misstatement of the financial statements would not be prevented or detected on a timely basis.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2007
(Expressed in US dollars unless otherwise noted)	Date of Preparation: April 3, 2008

(3) Foreign Exchange

The Company’s controls over foreign currency translation are not designed effectively. Specifically, a cash account was not translated into the reporting currency and the Company’s foreign exchange account reconciliation control was insufficiently precise to detect the error. This resulted in a material adjustment to cash and foreign exchange gain and creates a reasonable possibility that a material misstatement of the financial statements would not be prevented or detected on a timely basis.

(4) Income Tax Accounting

The Company did not maintain effective controls over accounting for Mexican income taxes. Specifically, the Company did not have personnel with adequate expertise in accounting for Mexican taxes. This deficiency resulted in material adjustments to current and future income tax expense and recovery and current and future income taxes payable. This deficiency results in a reasonable possibility that a material misstatement of the financial statements would not be prevented or detected on a timely basis.

The Company’s independent auditor, KPMG LLP, the independent registered public accounting firm that audited the financial statements, has issued an audit report on the Company’s internal control over financial reporting which is included with the financial statements.

Management’s Remediation Initiatives

Actions implemented or planned for 2008 included:

(1) Control Environment

During the first quarter of, 2008 management has developed and communicated an authority limit policy, a capital expenditure policy and an investment policy. Management is in the process of developing policies and procedures to address the risk of management override and communicate the authority limit policy to all personnel.

(2) Information & Communication

Management is in the process of implementing controls so that all Spanish language contracts will have certified English translations which will be maintained in the corporate office and that will be reviewed by either the CEO or COO and either the CFO or Controller.

(3) Foreign Exchange

Management is in the process of designing and implementing a more precise foreign exchange translation review control.

(4) Income taxes

Management plans to engage the services of international tax consultants to assist with the preparation of the Mexican tax provision.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2007
(Expressed in US dollars unless otherwise noted)	Date of Preparation: April 3, 2008

Changes in Internal Control over Financial Reporting

As required by Rule 13a-15(d) under the Exchange Act, our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated our internal control over financial reporting to determine whether any changes occurred during the fiscal year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

During 2007, the Company implemented the following changes to internal control over financial reporting:

  An external accounting firm was hired to support the accounting staff in Mexico to perform routine processing for the months of October and November. During this period a Controller and additional accounting staff was recruited to expand the capacity of our financial reporting team. The corporate office also supported this process with the Chief Operating Officer, Chief Financial Officer, and Corporate Controller spending greater amounts of time in the Mexican operations during the last quarter.

  Changes were made on the information technology processes and infrastructure that added more security and improved communication regarding company data. A company network was put into place to allow the accounting and operational department to keep their information on the network. This network allowed significant files to be secured, centrally stored and backed up for safekeeping. All the accounting and key operational personnel were moved onto the network by year-end. The security for the servers that contained the financial accounting systems at the Corporate and operational offices was strengthened and access provided to only authorized personnel.

Except for the changes discussed above, there have been no changes that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.